2001

HUMBOLDT
ANNUAL
BANCORP
REPORT

Humboldt Bancorp

THEODORE S. MASON

Although we are pleased that Theodore S. Mason will soon be enjoying a well-deserved retirement, it is with great sadness that we report he will step down from his position as President & CEO of Humboldt Bancorp this year. Mr. Mason served as President and CEO of Humboldt Bank from 1989 to 1996, at which time he became President & CEO of the newly formed holding company, Humboldt Bancorp. Under his leadership, the Bank has grown from a single branch employing 14 people to become the 25th largest independent financial institution in California.

Mr. Mason's banking career spans some 40 years. Born and raised in Sacramento, California, he is a graduate of the University of San Francisco. Mr. Mason began his banking career in high school as a mail clerk at Bank of America. He ultimately went on to hold a variety of management positions at Bank of America, including Manager of the Eureka Main Office for five years and Area Manager from 1984 to 1989, at which time he left to form Humboldt Bank.

Mr. Mason's keen vision and strong leadership have created a dynamic franchise that today operates three subsidiaries with assets just under $1 billion. Upon his retirement, Mr. Mason will continue to serve as a Humboldt Bancorp Director, providing the support and insight that will make the transition to new leadership seamless and efficient.

We congratulate Mr. Mason on his distinguished career, his many accomplishments, and the significant contributions he has made to Humboldt Bancorp, its communities, and the customers he has served.



SERVING COMMUNITY

TABLE OF CONTENTS

Letter to Shareholders 1–5
The Company 6-13

FINANCIALS

Independent Auditor's Report 14
Consolidated Balance Sheet 15
Income Statements 16
Selected Financial Data 17
Annual Financial Trends 18
Board of Directors 19
Leadership Teams 20

{LETTER TO SHAREHOLDERS}

Though we have many achievements to report for 2001, we look upon this year with disappointment. While we had enormous success in core loan and deposit growth contributing to a 16% increase in total revenue, we reported the first negative earnings performance in Humboldt Bancorp history.

2001 IN REVIEW

The losses experienced in the second and fourth quarters involved our leasing subsidiary, Bancorp Financial Services ("BFS"), and an external theft of ATM cash. These combined events contributed to a net loss of $6.0 million, or $0.55 per diluted share for the year 2001. Net core operating income, which excludes the impact of merger related expenses and the wind down of BFS, was $10.8 million, or $1.00 per diluted share. Core operating results produced a return on average assets of 1.18% and return on average shareholders' equity of 15.5%.

We have evaluated and enhanced our core business units and profit centers, streamlined operations, and readjusted our business strategies.

BFS was a startup company founded jointly by Humboldt Bancorp and Tehama Bancorp in 1997. The company acquired and serviced small-ticket commercial equipment leases and, beginning in 1999, began placing these leases into securities and selling them to institutional investors to provide additional liquidity for growth. Although securitizations have been widely used for over a decade, by late


A FOCUS
ON GROWTH

2000 deterioration in the lease-backed securities market created a liquidity problem for BFS.

After re-evaluating the future prospects of BFS and the small ticket equipment leasing industry, we elected to wind down BFS during the second quarter. Our 2001 financial results reflect an after-tax charge-off of $14.0 million related to the wind down. This charge allowed us to position the balance sheet so that the prospect of future losses is remote.

Since 1997, Humboldt Bancorp has funded ATMs on a national level, providing an additional source of non-interest revenue. During the fourth quarter of 2001, we recorded an after-tax charge-off of approximately $1.0 million, or $0.09 per diluted share related to the theft of ATM cash. We are aggressively continuing our recovery efforts through cooperation with law enforcement investigations and insurance coverage.



JOHN W. KOEBERER
Chairman of the Board

THEODORE S. MASON
President & Chief Executive Officer

Following the incident, an independent consulting firm conducted a thorough risk control process review. All recommendations have now been or are currently being implemented. We expect to reduce the number of ATM Independent Service Organizations (ISOs) from 22 to 7 by the end of the first quarter of 2002, and to complete our exit from this business during the second quarter.

MOVING FORWARD

The future growth and shareholder value of Humboldt Bancorp remains our primary focus and commitment, and we are confident that we will deliver solid earnings and strong performance in the year ahead. Despite the two financial setbacks of 2001, Humboldt Bancorp remained well capitalized by regulatory standards at year-end, and our business outlook is excellent. We have taken decisive action to bolster our financial performance to meet investor expectations by evaluating and enhancing our core business units and profit centers, streamlining operations, and refining our business strategies.

In October, the Board of Directors approved the merger of our industrial bank subsidiary, Capitol Thrift & Loan, with Capitol Valley Bank, which became effective on January 1, 2002. The merger allows us to operate more efficiently, providing over $450,000 in annualized cost savings. Additionally, it provides us the ability to offer full financial services in selected locations and create new business opportunities in dynamic growth markets, including Napa and Fresno.

Additionally, our merger with Tehama Bancorp has been successfully completed, and to date, we have realized substantial operating expense savings from this strategic merger. In addition to providing significant economic benefits, the merger has increased our physical presence in Northern California, which will allow us to continue growing market share in the communities we serve. Tehama Bank

DILUTED CORE EPS*


$0.48
0.57
0.61
0.90
1.00
1997
1998
1999
2000
2001

5 year Compound Annualized Growth Rate (CAGR) 13.2%

*Excludes discontinued operations and merger-related charges

ASSETS*


$454
520
635
852
958
1997
1998
1999
2000
2001

5 year Compound Annualized Growth Rate (CAGR) 22.1%

*in millions of dollars


HIGHEST SBA
CERTIFICATIO

MARKET SHARE LEADER

serves six markets, providing us with access to the robust economies of Redding, Chico and Red Bluff.

Further streamlining of the organizational structure was initiated in January 2002, with the decision to consolidate the charters of Capitol Valley Bank and Tehama Bank into Humboldt Bank. Under this initiative, which is subject to regulatory approval, Capitol Valley Bank and Tehama Bank will continue to operate under their respective bank names in each market. The Boards of Directors of Capitol Valley Bank and Tehama Bank will continue to provide valuable support to business development activities and to their respective communities. This initiative is expected to be completed by mid-year and will have a positive impact on our efficiency ratio.

We are confident that the wide range of core retail and commercial products we offer, along with our reputation as a superior community bank service provider, will position us to create a greater regional presence in Northern California.

LOANS*



$276 305 368 575 655
1997 1998 1999 2000 2001

5 year Compound Annualized Growth Rate (CAGR) 22.8%

*in millions of dollars

RETURN ON EQUITY*



12.3% 12.9% 12.3% 15.1% 15.5%
1997 1998 1999 2000 2001

*Excludes discontinued operations and merger-related charges

FOCUS ON CORE BUSINESS

Our core banking business units all performed very well during 2001. We have maintained our dominant market position with our commercial lending units and have now successfully integrated Small Business Administration (SBA) lending into all affiliate banks.

We have now received the distinction of Preferred Lender Program status with each bank, which grants full authority to approve SBA loans for startups, as well as real estate, working capital, equipment, business expansion, and inventory. This is the highest SBA certification awarded, and allows us to provide faster turnaround and better service to qualified business owners throughout California.

2001 was also a banner year for our Humboldt Bank residential lending unit, which reported the highest volume of loans in its history. Over $119 million in loans were funded, and Humboldt Bank was ranked as the number one mortgage lender in its market.

Despite the onset of a recession during 2001, credit quality remained excellent, with net charge-offs of only 0.24% of average loans. At

NEW CHAIRMAN OF THE BOARD The past year brought about changes to key leadership in the Humboldt Bancorp Board of Directors. Larry Francesconi stepped down from his position as Chairman of the Board of Humboldt Bancorp, in anticipation of a well-deserved retirement. Mr. Francesconi will continue to serve as Chairman of the Board for Humboldt Bank. He was initially elected as Director of Humboldt Bank in May 1991, and elected Chairman for both Humboldt Bank and Humboldt Bancorp in March 1999.

A longtime business owner, civic and community leader in his hometown of Fortuna, Larry was a founding shareholder of Humboldt Bank in 1989. We wish Mr. Francesconi a productive and happy retirement and express our great appreciation for his visionary leadership, dedication, and the many contributions he has made to Humboldt Bancorp.

John Koeberer, who has served as Chairman of Tehama Bank since it was founded in 1984, has become the new Chairman of the Board for Humboldt Bancorp. Mr. Koeberer is also the Chairman, President, and CEO of The California Parks Company, which manages recreational enterprises for public agencies throughout Northern California. He has been recognized by a number of prestigious organizations in the recreation industry, including the California Travel Industry Association, which named him Entrepreneur of the Year in 2001; the California Tourism Hall of Fame, into which he was inducted in 1998; the California Chamber of Commerce, for which he serves as Vice Chair; and the San Francisco Visitor & Convention Bureau, which elected him to its Board of Directors in 1996. We look forward to the insight and vast business experience Mr. Koeberer will provide as our new Chairman.



LAWRENCE



JOHN W. K


OPERATIONAL
EFFICIENCY

year end 2001, non-performing assets represented only 0.48% of total assets. Our loan and deposit growth were also exceptional in light of a difficult economy, with annual growth of 14% and 13% respectively.

Our Merchant Bankcard Service Division continues to grow both in terms of transaction volume and revenue. We are now ranked the 25th largest merchant processor in the nation, servicing over 90,000 merchant accounts with $4.7 billion in annual Visa®/ MasterCard® volume.

VISION

As we look forward to 2002 and beyond, we are committed to working diligently to attain three major objectives:

- Increase earnings per share
- Improve operational efficiency
- Maintain excellent credit quality

We anticipate success in these three vital areas. We have the infrastructure and solid foundation that will allow us to increase our consumer and commercial business, while taking advantage of the new opportunities through our recent acquisitions. Additionally, we intend to maintain our leading position as a quality commercial, real estate, and SBA lender. We are confident that 2002 will offer us a return to the profitability long enjoyed at Humboldt Bancorp.

In closing, we wish to thank our valued customers for their loyalty, our employees for their hard work, and our shareholders for their continued support.

THEODORE S. MASON
President & Chief Executive Officer

JOHN W. KOEBERER
Chairman of the Board

March 18, 2002

{THE COMPANY}

At Humboldt Bancorp, we have carefully built our core business throughout our 13-year history, growing from a small, local community bank to a nearly $1 billion financial institution comprised of three affiliate banks with supporting branches located in key California markets. The core businesses we have developed and continue to focus upon have allowed us to remain financially sound in the face of economic fluctuations, while carefully moving forward to expand our service areas and competitive market share. As we look ahead, our commitment to these core business areas remains our primary objective.



McKinleyville
Arcata
Willow Creek
Eureka
Weaverville
Loleta
Fortuna
Redding
Garberville
Red Bluff
Los Molinos
Orland
Chico
Willows
Ukiah
Roseville
Napa
Lodi
Fresno
CALIFORNIA
Lancaster
Riverside
San Diego
5
101
99
80
Humboldt Bank
Tehama Bank
Capitol Valley Bank

COMMUNITY BANKING

Humboldt Bancorp was founded on the community banking concept of superior service and community reinvestment in every market we serve. Our affiliate banks include Humboldt Bank, Tehama Bank, and Capitol Valley Bank, which together host 24 branches through-

COMMUNITY REINVESTMENT

LOCAL DECISION MAKING

out California. Each affiliate has established a strong presence in its respective market by offering comprehensive banking that is innovative, competitive, service oriented and community focused.

HUMBOLDT BANK

Humboldt Bank, headquartered in Eureka, California, was founded in 1989 and is the flagship company that ultimately gave rise to Humboldt Bancorp. The Bank was formed by a group of local business owners and banking professionals who believed the community's prosperity relied on the existence of a bank that would keep investments in the area, provide local decision making, and, in essence, give back to the communities it served. Today, Humboldt Bank enjoys a healthy regional presence with 10 full-service branches located in strategic markets throughout the North Coast region of California. The branches offer a full compliment of retail and commercial products, including consumer, commercial real estate, and Small Business Administration (SBA) lending, as well as a variety of savings, checking, and investment accounts.

Humboldt Bancorp finalized its merger with Tehama Bancorp on March 9, 2001, expanding into the markets of North-Central California. The consolidation of Capitol Valley Bank and Capitol Thrift & Loan was completed on January 1, 2002, providing full-service banking options in the eight former Capitol Thrift & Loan branches.

Humboldt Bank is the market leader in its trade area in deposits, commercial real estate, SBA, and home mortgage loans. In addition, Humboldt Bank provides its customers with unique advantages, such as its popular Heritage Club for senior citizens, and the Learn to Earn program, which gives students a hands-on financial education in over 50 area schools.

President Paul Ziegler is a lifetime resident of Humboldt County and has held various senior management positions with Humboldt Bancorp and Humboldt Bank since 1994. Under his leadership, the Bank continues to provide the superior customer service, innovative products and services, and extensive community support that have made it the leading financial institution in its markets.



TEHAMA BANK

Tehama Bank, founded in 1984 in Red Bluff, California, has proven to be an excellent addition to Humboldt Bancorp, sharing common products, services, and principles—absolute dedication to its customers and the communities it serves.

Each affiliate bank offers comprehensive banking that is innovative, competitive, service oriented and community focused.

Tehama Bank also shares the company's dedication to outstanding financial performance, providing the finest in banking services in its six markets throughout North-Central California.

President Mark Francis, a lifelong resident of the Chico area, has held senior management positions with the bank since 1999, and was appointed President in 2001.

CAPITOL VALLEY BANK

Capitol Valley Bank, headquartered in Roseville, California, opened in March 1999. During the fourth quarter of 2001, Humboldt


INNOVATIVE
PRODUCTS

TWENTY-FOUR LOCATIONS

Bancorp initiated the consolidation of Capitol Thrift & Loan into Capitol Valley Bank. This merger will allow branches of the former thrift to operate as full-service locations in selected markets, providing the same consumer and business products as all other Humboldt Bancorp affiliates under the Capitol Valley Bank name.

President Rick Whitsell, a Sacramento native and long-time employee of Humboldt Bancorp, led the integration of these two well-established organizations.



The consolidation will enhance the efficiency of the newly established organization, while providing Humboldt Bancorp with access to new business development opportunities in some of California's highest growth markets, including Napa and Fresno.

Collectively, Humboldt Bancorp's affiliate banks enjoy a strong regional presence in Northern and North-Central California.

The number of SBA loans funded in 2001 increased by 103% and total fundings grew by 337%.

LENDING SERVICES

Business and commercial real estate lending were the cornerstones upon which all three affiliate banks were founded. Our collective expertise and knowledge have continued to serve us well in the very competitive lending arena.

SMALL BUSINESS ADMINISTRATION LENDING

All Humboldt Bancorp affiliate banks have placed an emphasis on SBA lending, and in doing so have become the leaders in the majority of markets they serve. Each bank carries the distinction of SBA Preferred Loan Program status, granting authority to approve loans for startup costs, real estate, working capital, equipment, business expansion, and inventory. The Preferred Lender designation allows us to provide our customers with much faster turnaround time, since decision-making is granted to each bank. The number of loans funded in 2001 increased by 103% over the previous year, and total fundings increased 337% during the same period.



Over $119 million in loans were funded, and Humboldt Bank ranked as the number one mortgage lender in its market area.

REAL ESTATE

Humboldt Bancorp's Residential Real Estate Division enjoyed a record year with $119 million in mortgage loan originations and home refinancings.

Significant reductions in residential home mortgage rates created an extremely active housing year in 2001. Anticipating this upturn in the housing market early on in the year, management took steps to increase capacity to facilitate the projected influx of applications for home financing and refinancing. Our strategy proved to be successful, producing excellent results, and positioning Humboldt Bank as the leader in its market area.

TECHNOLOGY

To compete successfully in the marketplace, Humboldt Bancorp and its affiliate banks require a solid technological infrastructure to deliver innovative financial products and services to the public.

MARKET AREA LEADER

In the year ahead, technology will be one of the key areas of concentration. Currently, our core processing system is being evaluated in terms of its efficiency and ability to accommodate our anticipated future needs. By the end of 2002, the results of this evaluation will be used to develop a plan for making any necessary changes or enhancements to our core processing system.

Humboldt Bancorp is also in the final stages of implementing an electronic data marketing system that will provide valuable information about our customer base, and will furnish detailed information that will be used to strategically market products and services to the most appropriate consumer segments.



Finally, we are planning continuous upgrades to our online banking service, as well as our online business product, CashManager. The company's Internet presence—an important vehicle for marketing, information, public relations, and recruitment—is continually being updated to remain current, dynamic, and competitive.

Technology will be a key focus for Humboldt Bancorp in 2002 in order to maintain a competitive edge in services, capabilities, and security.

MERCHANT BANKCARD SERVICES

Humboldt Bancorp's Merchant Bankcard Services Division establishes and maintains merchant accounts for businesses that accept credit cards as a form of payment. The division started out as a local arm of Humboldt Bank and now processes credit card payments for over 90,000 merchants throughout the United States, with a yearly

Visa/Mastercard processing volume of $4.7 billion. The division also provides processing support for other cards such as debit cards, Diners Club®, JCB®, Amex®, and Discover®.



In addition to the non-interest revenue Merchant Bankcard Services brings to Humboldt Bancorp, it also provides a substantial volume of non-interest-bearing, out-of-market deposits, which are deployed as earning assets in our local markets.

KEYS TO FUTURE SUCCESS

In looking at the performance and vision of Humboldt Bancorp's core businesses, it is evident that each has contributed to the company's growth in numerous ways. Building on the foundation of our past success will allow us to expand deeper into new markets. In addition, each division of the organization adheres to the values and principles that have been key to our success—supporting the economies of our market areas; building a viable, resilient financial institution; and looking ahead at every turn to anticipate new trends and directions that will maintain our position as a leader in community banking.

Merchant Bankcard Services now processes credit card transactions for over 90,000 merchants throughout the United States.


DYNAMIC
COMPETITIVE

400 Capitol Mall
Sacramento, CA 95814

Independent Auditors' Report

The Board of Directors
Humboldt Bancorp and Subsidiaries:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Humboldt Bancorp and Subsidiaries (the Company) as of December 31, 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended (not presented herein); and in our report dated January 25, 2002, we expressed an unqualified opinion on those consolidated financial statements. The consolidated financial statements of the Company as of December 31, 2000, and for the two years then ended, prior to their restatement for the 2001 pooling-of-interests transaction described in note 2 to the consolidated financial statements, were audited by other auditors whose report dated January 12, 2001, expressed an unqualified opinion on those financial statements. Separate financial statements of Tehama Bancorp, as of December 31, 2000 and for the two-years then ended, also included in the 2000 and 1999 restated consolidated financial statements were audited by other auditors whose report dated January 26, 2001, expressed an unqualified opinion of those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements, as of and for the year ended December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

We also audited the combination of the consolidated financial statements as of December 31, 2000, and for each of the years in the two-year period then ended, after restatement for the 2001 pooling-of-interests transaction; in our opinion, such consolidated financial statements have been properly combined on the basis described in note 2 of the notes to the consolidated financial statements.

KPMG LLP

Sacramento, California
January 25, 2002

HUMBOLDT BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31, 2000 and 2001
(dollars in thousands)

	2000	2001
ASSETS		
Cash and due from banks	$60,127	$54,567
Interest-bearing deposits in other banks	171	920
Federal funds sold	13,000	-
Investment securities available-for-sale, at fair value	124,372	172,473
Investment securities held-to-maturity (fair value of $15,013,000)	14,867	-
Loans and leases	583,509	664,332
Less: allowance for loan and lease losses	8,367	9,765
Net loans	575,142	654,567
Premises and equipment, net	18,723	19,270
Net assets of discontinued operations	7,518	6,669
Accrued interest receivable and other assets	38,369	49,278
TOTAL ASSETS	$852,289	$957,744
LIABILITIES		
Deposits		
Noninterest-bearing	$163,264	$213,092
Interest-bearing	549,543	593,994
Total deposits	712,807	807,086
Accrued interest payable and other liabilities	13,934	18,122
Borrowed funds	47,350	45,560
Guaranteed Preferred Beneficial Interests in Company's Junior Subordinated Debentures (Trust Preferred Securities)	5,150	20,150
TOTAL LIABILITIES	779,241	890,918
STOCKHOLDERS' EQUITY		
Common stock, no par value; 50,000,000 shares authorized, 9,352,311 shares in 2000 and 10,460,796 shares in 2001 issued and outstanding	58,295	67,459
Retained earnings (accumulated deficit)	13,681	(1,021)
Accumulated other comprehensive income	1,072	388
TOTAL STOCKHOLDERS' EQUITY	73,048	66,826
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$852,289	$957,744

Please refer to Humboldt Bancorp report on form 10K for a complete set of Consolidated Financial Statements.

HUMBOLDT BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 1999, 2000 and 2001
(dollars in thousands)

	1999	2000	2001
INTEREST INCOME			
Interest and fees on loans and leases	$30,357	$48,562	$55,971
Interest and dividends on investment securities			
Taxable	5,520	7,440	6,989
Exempt from Federal income tax	1,487	1,557	1,571
Dividends	106	224	136
Interest on federal funds sold	1,691	1,684	1,468
Interest on deposits in other banks	90	49	30
Total Interest Income	39,251	59,516	66,165
INTEREST EXPENSE			
Interest on deposits	13,118	23,154	25,203
Interest on borrowed funds and other	337	1,728	3,138
Total Interest Expense	13,455	24,882	28,341
NET INTEREST INCOME	25,796	34,634	37,824
Provision for loan and lease losses	2,371	2,535	2,903
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	23,425	32,099	34,921
OTHER INCOME			
Fees and other income	14,822	17,104	23,078
Service charges on deposit accounts	3,188	5,186	5,174
Net gain on sale of loans	877	691	1,269
Net investment securities (loss) gain	(226)	(117)	206
Total Other Income	18,661	22,864	29,727
OTHER EXPENSES			
Salaries and employee benefits	16,156	20,803	24,015
Net occupancy and equipment expense	4,101	5,039	5,875
Merger Related Items	-	-	3,531
Other expenses	12,789	14,782	18,856
Total Other Expenses	33,046	40,624	52,277
Income Before Income Taxes	9,040	14,339	12,371
Provision for income taxes	3,080	4,737	4,351
NET INCOME CONTINUING OPERATIONS	5,960	9,602	8,020
DISCONTINUED OPERATIONS			
Income (loss) from discontinued operations, net of tax	894	(7)	-
Loss on disposal of discontinued operations, net of tax	-	-	(13,994)
NET INCOME (LOSS)	$6,854	$9,595	($5,974)
EARNINGS (LOSS) PER SHARE - BASIC:			
Continuing Operations	$0.65	$0.96	$0.77
Discountined Operations	0.09	-	(1.35)
Net income (loss)	$0.74	$0.96	($0.58)
EARNINGS (LOSS) PER SHARE - DILUTED:			
Continuing Operations	$0.61	$0.90	$0.74
Discountined Operations	0.09	-	(1.29)
Net income (loss)	$0.70	$0.90	($0.55)

HUMBOLDT BANCORP AND SUBSIDIARIES
SELECTED FINANCIAL DATA

(in thousands)		1999	2000	2001	Percent Change 2000 vs. 1999	Percent Change 2001 vs. 2000
Composition Ratios						
Earning assets to total assets		**86.4%**	86.6%	**88.0%**	0.3%	1.5%
Loans to earning assets		**68.1%**	79.0%	**78.9%**	16.1%	-0.2%
Loans to deposits		**65.9%**	81.9%	**82.3%**	24.2%	0.6%
Non-interest bearing deposits to total deposits		**28.4%**	22.9%	**26.5%**	-19.4%	15.7%
Allowance for Loan Losses						
Beginning balance	$	5,136	5,502	**8,367**	7.1%	52.1%
Allowance obtained with purchase acquisition		0	2,000	**0**	nm	nm
Provision for loan losses		2,371	2,535	**2,903**	6.9%	14.5%
Charge-offs		(2,515)	(1,918)	**(1,917)**	-23.7%	-0.1%
Recoveries		510	248	**412**	-51.4%	66.1%
Net charge-offs		(2,005)	(1,670)	**(1,505)**	-16.7%	-9.9%
Ending balance	$	5,502	8,367	**9,765**	52.1%	16.7%
Asset Quality						
Non-accrual loans	$	1,518	1,434	**2,915**	-5.5%	103.3%
Accruing loans past due 90 days or more		899	2,373	**1,560**	164.0%	-34.3%
Non-performing loans		2,417	3,807	**4,475**	57.5%	17.5%
Foreclosed property		156	850	**166**	444.9%	-80.5%
Non-performing assets	$	2,573	4,657	**4,641**	81.0%	-0.3%
Asset Quality Ratios						
Net charge-offs to average loans		0.60%	0.33%	**0.24%**	-45.1%	-26.4%
Non-accrual loans to total loans		0.41%	0.25%	**0.44%**	-39.5%	78.5%
Non-performing loans to total loans		0.65%	0.65%	**0.67%**	0.9%	3.2%
Non-performing assets to:						
Loans and foreclosed property		0.69%	0.80%	**0.70%**	15.8%	-12.4%
Total assets		0.40%	0.55%	**0.48%**	34.9%	-11.3%
Allowance for loan losses to total loans		1.47%	1.43%	**1.47%**	-2.6%	2.5%
Allowance for loan losses to non-performing loans		214%	180%	**210%**	-16.0%	17.1%

1. All financial results have been restated to reflect the merger with Tehama Bancorp, which was accounted for as a pooling of interests. Financial results also include the acquisition of Capitol Thrift & Loan, effective April 7, 2000.

2. Excludes the impact of discontinued operations and merger-related expenses.

nm–not meaningful

Please refer to Humboldt Bancorp report on form 10K for a complete set of Consolidated Financial Statements.

HUMBOLDT BANCORP AND SUBSIDIARIES
ANNUAL FINANCIAL TRENDS

In thousands, except per share data		1997	1998	1999	2000	2001	5-Year Compound Growth Rate
Interest income	$	32,667	37,354	39,251	59,516	66,165	19.8%
Interest expense		12,249	13,357	13,455	24,882	28,341	23.4%
Net interest income		20,418	23,997	25,796	34,634	37,824	17.4%
Provision for loan losses		2,478	3,237	2,371	2,535	2,903	21.4%
Non-interest income		10,256	14,713	18,661	22,864	29,727	31.3%
Non-interest expense		21,457	26,640	33,046	40,624	48,746	25.5%
Merger-related expense		-	-	-	-	3,531	nm
Income before income taxes		6,739	8,833	9,040	14,339	12,371	9.7%
Income taxes		2,224	3,369	3,080	4,737	4,351	8.6%
Net income from continuing operations		4,515	5,464	5,960	9,602	8,020	10.3%
Income (loss) on discontinued operations, net of tax		44	561	894	(7)	(13,994)	nm
Net income (loss)		4,559	6,025	6,854	9,595	(5,974)	nm
Net operating income (2)	$	4,515	5,464	5,960	9,602	10,782	17.0%
Year End							
Assets	$	453,809	519,757	635,443	852,289	957,774	22.1%
Earning assets		402,467	454,747	548,919	738,466	842,514	21.5%
Loans, net of allowance for losses		276,244	305,048	368,148	575,142	654,567	22.8%
Deposits		407,857	464,208	567,097	712,807	807,086	20.8%
Stockholders' equity	$	39,464	45,559	52,777	73,048	66,826	14.0%
Shares outstanding		8,267	8,508	8,885	10,288	10,461	11.6%
Average							
Assets	$	414,202	487,060	565,064	767,760	915,175	22.4%
Earning assets		374,511	435,483	495,498	673,760	801,462	21.0%
Loans		260,782	296,384	331,551	503,739	616,159	22.7%
Deposits		371,485	401,961	507,894	672,865	778,220	21.2%
Stockholders' equity	$	36,813	42,308	48,467	63,472	69,766	17.3%
Basic shares outstanding		8,700	8,938	9,208	10,031	10,387	4.0%
Diluted shares outstanding		9,477	9,600	9,780	10,616	10,830	3.3%
Per Share Data							
Basic earnings	$	0.52	0.67	0.74	0.96	(0.58)	nm
Diluted earnings		0.48	0.63	0.70	0.90	(0.55)	nm
Diluted operating earnings(2)		0.48	0.57	0.61	0.90	1.00	13.2%
Book value	$	4.77	5.36	5.94	7.10	6.39	2.1%
Performance Ratios							
Return on average assets (2)		1.09%	1.12%	1.05%	1.25%	1.18%	
Return on average shareholders' equity (2)		12.26%	12.91%	12.30%	15.13%	15.45%	
Average equity to average assets		8.89%	8.69%	8.58%	8.27%	7.62%	
Efficiency ratio (2)		70.19%	68.87%	73.96%	70.51%	70.72%	
Leverage ratio		8.27%	8.58%	8.12%	8.98%	8.68%	
Net interest margin		5.45%	5.51%	5.21%	5.14%	4.72%	
Non-interest revenue to total revenue		33.44%	38.01%	41.98%	39.76%	44.01%	
Asset Quality							
Non-performing assets		3468	1708	2573	4657	4475	
Allowance for loan losses		4076	5136	5502	8367	9765	
Net charge-offs		1445	2177	2005	1671	1505	
Non-performing assets to total assets		0.76%	0.33%	0.40%	0.55%	0.47%	
Allowance for loan losses to loans		1.45%	1.66%	1.47%	1.43%	1.47%	
Net charge-offs to average loans		0.55%	0.73%	0.60%	0.33%	0.24%	

FINANCIALS

1. All financial results have been restated to reflect the merger with Tehama Bancorp, which was accounted for as a pooling of interests. Financial results also include the acquisition of Capitol Thrift & Loan, effective April 7, 2000.
2. Excludes the impact of discontinued operations and merger-related expenses.
nm–not meaningful
Please refer to Humboldt Bancorp report on form 10K for a complete set of Consolidated Financial Statements.

2001 BOARDS OF DIRECTORS

HUMBOLDT BANK DIRECTORS

LAWRENCE FRANCESCONI
Chairman of the Board

PAUL A. ZIEGLER
President

RONALD F. ANGELL

GARY L. EVANS

JAMES O. JOHNSON

THEODORE S. MASON

JOHN C. McBETH

MICHAEL L. RENNER

JOHN R. WINZLER

CAPITOL VALLEY BANK DIRECTORS

THOMAS W. WEBORG
Chairman of the Board

RICHARD L. WHITSELL
President & Chief Executive Officer

RICHARD CLAUSSEN

MICHAEL DEAN

THEODORE S. MASON

ELIZABETH McCLATCHY

KELVIN MOSS

TONY MUSOLINO

JOHAN OTTO

JACK PADDON

JAMES A. PIERINI

MICHAEL STUART

DON TROWBRIDGE

TEHAMA BANK DIRECTORS

JOHN W. KOEBERER
Chairman of the Board

MARK A. FRANCIS
President

GARRY D. FISH

GARY C. KATZ

THEODORE S. MASON

LESLIE L. MELBURG

GARY L. NAPIER

JOHN D. REGH

KEN ROBISON

TERRANCE A. RUST

DON WALLRICH

DIRECTORS EMERITUS

HUMBOLDT BANCORP

FRANCIS A. DUTRA

HUMBOLDT BANK

WARD S. DE WITT, M.D., F.A.C.S.

DAVID M. DILLON

DAVID W. McMURRAY

GEORGE A. SCHMIDBAUER

TEHAMA BANK

HENRY C. ARNEST, III

LOUIS J. BOSETTI

DANIEL CARGILE

HARRY DUDLEY

MAX M. FROOME

JEANNE C. GREENE

ORVILLE K. JACOBS

RAYMOND C. LIEBERENZ

HUMBOLDT BANCORP DIRECTORS

JOHN W. KOEBERER
Chairman of the Board

THEODORE S. MASON
President & Chief Executive Officer

RONALD F. ANGELL

GARY L. EVANS

GARRY D. FISH

LAWRENCE FRANCESCONI

GARY C. KATZ

JOHN C. McBETH

GARY L. NAPIER

THOMAS W. WEBORG

JOHN R. WINZLER

LEADERSHIP TEAM

At Humboldt Bancorp, we recognize the value of strong leadership. The members of our management team offer expertise in their distinct areas of banking and finance; they search for innovative, progressive ways to grow their businesses; they recognize the power of outstanding service; and they work together to build on the core values and strengths that have made Humboldt Bancorp the successful company that it is.











EXECUTIVE MANAGEMENT
(TOP ROW)

THEODORE S. MASON
President & Chief Executive Officer

RONALD V. BARKLEY
Senior Vice President & Chief Credit Officer

PATRICK J. RUSNAK
Senior Vice President & Chief Financial Officer

WILLIAM P. ELLISON
Executive Vice President & Chief Administrative Officer

KENNETH J. MUSANTE
Senior Vice President & Manager—Merchant Services

AFFILIATE BANK PRESIDENTS
(BOTTOM ROW)

PAUL A. ZIEGLER
President—Humboldt Bank

MARK A. FRANCIS
President—Tehama Bank

RICHARD L. WHITSELL
President—Capitol Valley Bank

CORPORATE HEADQUARTERS

HUMBOLDT BANCORP

2440 Sixth Street
PO Box 1007
Eureka, CA 95502
707.269.3420
www.humboldtbancorp.com

INVESTOR RELATIONS

Investors and Analysts seeking information about Humboldt Bancorp, including copies of periodic filings with the Securities and Exchange Commission, should contact:

PATRICK J. RUSNAK
Chief Financial Officer

Humboldt Bancorp
PO Box 1007
Eureka, CA 95502
Phone: 707.269.3995
Email: prusnak@humboldtbancorp.com

STOCK LISTING

Humboldt Bancorp common stock is listed on the NASDAQ National Market System under the symbol "HBEK."

MARKET MAKERS

The following investment brokerage companies make a market in HBEK:

D.A Davidson & Co.
Hill, Thompson, Magid Co.
Hoefer & Arnett
Keefe, Bruyette & Woods, Inc.
Knight Securities, LP
RBC Capital Markets
Spear, Leeds & Kellogg
Sutro & Co.

REGISTRAR AND TRANSFER AGENT

Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, IL 62606
Phone: 312.427.2953

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
400 Capitol Mall
Sacramento, CA 95814

ANNUAL MEETING

May 20, 2002, 5:30 PM

Humboldt Bancorp Corporate Offices
2440 Sixth Street
Eureka, CA 95501

Humboldt Bancorp

2440 sixth street • eureka, ca 95501 • 707.269.3420